                                               FILED PURSUANT TO RULE 424(B)(4)
                                               REGISTRATION NO. 33-64043




                                 $200,000,000

                                [ANALOG LOGO]

                 3 1/2% CONVERTIBLE SUBORDINATED NOTES DUE 2000
                            ------------------------

     The Notes offered hereby will be convertible into Common Stock of Analog Devices, Inc. ("Analog" or the "Company") at any time after 60 days following the latest date of original issuance thereof and prior to maturity, unless previously redeemed, at a conversion price of $41 7/8 per share, subject to adjustment in certain events. See "Description of Notes -- Conversion Rights" for a description of events that may cause an adjustment to the conversion price. The Common Stock of the Company is traded on the New York Stock Exchange under the symbol "ADI." On December 12, 1995, the last reported sale price of the Common Stock on the New York Stock Exchange was $33 1/2 per share. See "Price Range of Common Stock."

     Interest on the Notes is payable on June 1 and December 1 of each year, commencing on June 1, 1996. The Notes are redeemable, in whole or in part, at the option of the Company at any time on or after December 1, 1998 at the redemption prices set forth herein, plus accrued interest, if any, to the redemption date. If a Change in Control (as defined herein) occurs, each holder of Notes will have the right, subject to certain conditions and restrictions, to require the Company to offer to repurchase all outstanding Notes, in whole or in part, owned by such holder at 100% of their principal amount, plus accrued interest, if any, to the date of repurchase. See "Description of Notes" for a more complete description of the Indenture's provisions. The Notes are subordinated to all existing and future Senior Indebtedness (as defined herein) of the Company and will be effectively subordinated to all indebtedness and other obligations of the Company's subsidiaries. At July 29, 1995, the Company had approximately $80.1 million of outstanding Senior Indebtedness, and the subsidiaries of the Company had approximately $75.1 million of indebtedness and other liabilities (other than indebtedness to the Company). The Indenture governing the Notes does not restrict the ability of the Company or its subsidiaries to incur additional indebtedness, including Senior Indebtedness.

     The Notes have been approved for listing on the New York Stock Exchange subject to notice of issuance.

     SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE NOTES OFFERED HEREBY.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
         PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
             CRIMINAL OFFENSE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                              Price to         Underwriting        Proceeds to
                                              Public(1)         Discount(2)       Company(1)(3)
--------------------------------------------------------------------------------------------------
Per Note..............................          100%               2.25%             97.75%
Total(4)..............................      $200,000,000        $4,500,000        $195,500,000
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from the date of initial issuance.
(2) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(3) Before deducting expenses payable by the Company, estimated at $525,000.
(4) The Company has granted the Underwriters a 30-day option to purchase up to an additional $30,000,000 aggregate principal amount of Notes at the Price to Public, less the Underwriting Discount, solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the Price to Public will total $230,000,000, the Underwriting Discount will total $5,175,000, and the Proceeds to Company will total $224,825,000. See "Underwriting."

     The Notes are offered by the Underwriters when, as and if delivered to and accepted by the Underwriters and subject to the right to reject any order in whole or in part. It is expected that delivery of the certificates representing the Notes will be made against payment therefor at the office of Montgomery Securities on or about December 18, 1995.
                            ------------------------

MONTGOMERY SECURITIES                                       GOLDMAN, SACHS & CO.

                               December 12, 1995

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). The reports and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission at Seven World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. The Company's Common Stock is listed on the New York Stock Exchange. Reports, proxy materials and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the Notes offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which are omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Notes, reference is made to the Registration Statement, including the exhibits and schedules. The Registration Statement, together with its exhibits and schedules thereto, may be inspected, without charge, at the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20459, and also at the regional offices of the Commission listed above. Copies of such material may also be obtained from the Commission upon the payment of prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     In accordance with the requirements of the Exchange Act, certain reports and other information are filed by the Company periodically with the Commission. The following documents filed by the Company with the Commission are incorporated herein by reference: (1) the Company's Annual Report on Form 10-K for the fiscal year ended October 29, 1994, (2) the Company's Quarterly Report on Form 10-Q for the quarter ended January 28, 1995, (3) the Company's Quarterly Report on Form 10-Q for the quarter ended April 29, 1995, (4) the Company's Quarterly Report on Form 10-Q for the quarter ended July 29, 1995 and (5) all documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after November 7, 1995 and prior to the date of this Prospectus.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and before the termination of the offering shall be deemed incorporated herein by reference, and such documents shall be deemed to be a part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement as so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, on the request of any such person, a copy of any or all of the above documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Requests should be directed to Joseph E. McDonough, Vice President, Finance of Analog Devices, Inc., One Technology Way, Norwood, MA 02062-9106, telephone number (617) 329-4700.
                            ------------------------
     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN MARKET PRICES OF THE NOTES OFFERED HEREBY OR SHARES OF THE COMPANY'S COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information and Consolidated Financial Statements, including the notes thereto, appearing elsewhere in or incorporated by reference in this Prospectus. Unless the context indicates or requires otherwise, references in this Prospectus to the "Company" or "Analog" are to Analog Devices, Inc. and its subsidiaries. Unless otherwise indicated, all information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised. See "Underwriting." All share and per share information in this Prospectus does not reflect the three-for-two split of the Company's Common Stock effected in the form of a 50% stock dividend to be distributed on January 3, 1996 to stockholders of record on December 12, 1995.

                                  THE COMPANY

     Analog Devices, Inc. ("Analog" or the "Company") designs, manufactures and markets a broad line of high-performance linear, mixed-signal and digital integrated circuits ("ICs") that address a wide range of real-world signal processing applications. The Company's principal products include general-purpose, standard-function linear and mixed-signal ICs ("SLICs"), special-purpose linear and mixed-signal ICs ("SPLICs") and digital signal processing ICs ("DSP ICs"). The Company also manufactures and markets devices using assembled product technology.

     Analog believes it is one of the world's largest suppliers of SLIC products. The Company's SLIC products are primarily high-performance, single-function devices. The majority of the Company's SLIC revenue is attributable to data converters (analog-to-digital and digital-to-analog) and amplifiers. Other SLIC products offered by the Company include analog signal-processing devices (such as analog multipliers), voltage references and comparators. SLICs are sold to a very large customer base for a wide variety of applications, including applications in the medical, engineering and scientific instruments market, factory automation market and military/aerospace market.

     Over the past five years, Analog has sought to balance its traditionally stable SLIC business with the growth opportunities available for SPLICs and DSP ICs, particularly in the communications and computer markets. Analog's SPLIC and DSP IC products feature high levels of functional integration on a single chip and are designed to address customers' needs to incorporate increasingly greater levels of real-world signal processing capability in their products. The Company's SPLIC and DSP ICs include products used in wireless communication applications, such as digital mobile phones and base stations, and computer applications, such as audio enhancement in multimedia PCs.

     To build upon its position as a leader in real-world signal processing, the Company is pursuing strategies that include: (i) expanding its traditional SLIC business, (ii) becoming a major supplier of general-purpose DSP ICs, (iii) pursuing growth opportunities for system-level signal-processing ICs, and (iv) leveraging its core technologies to develop innovative products.

                            RECENT OPERATING RESULTS

     On November 29, 1995, the Company reported its results for the fourth quarter of fiscal 1995. The Company reported that for the fourth quarter its sales were $257.2 million and its earnings per share were $0.44. The Company also reported bookings of approximately $301 million in the fourth quarter. The Company reported that for fiscal 1995 its sales were $941.5 million and that its earnings per share were $1.50.

                                  THE OFFERING

Securities Offered...................   $200,000,000 aggregate principal amount of 3 1/2%
                                        Convertible Subordinated Notes due 2000 (the
                                        "Notes").

Interest Payment Dates...............   June 1 and December 1, commencing June 1, 1996.

Maturity.............................   December 1, 2000.

Conversion...........................   The Notes are convertible into the Company's Common
                                        Stock at any time after 60 days following the latest
                                        date of original issuance thereof and prior to
                                        maturity, unless previously redeemed, at a conversion
                                        price of $41 7/8 per share, subject to adjustment in
                                        certain events.

Redemption at Option of Company......   The Notes are redeemable at the prices set forth
                                        herein, in whole or in part, at the option of the
                                        Company, at any time on or after December 1, 1998.
                                        See "Description of Notes -- Optional Redemption."

Company Repurchase at Option of
  Holders............................   The Notes are repurchaseable at the option of the
                                        holder upon a Change in Control (as defined under
                                        "Description of Notes -- Repurchase at Option of
                                        Holders Upon a Change in Control") at 100% of the
                                        principal amount thereof, plus accrued interest to
                                        the repurchase date.

Subordination........................   The Notes are subordinated to all existing and future
                                        Senior Indebtedness (as defined herein) of the
                                        Company, and will be effectively subordinated to all
                                        indebtedness and other liabilities of the Company's
                                        subsidiaries. At July 29, 1995, the Company had
                                        approximately $80.1 million of outstanding Senior
                                        Indebtedness (excluding Senior Indebtedness
                                        constituting liabilities of a type not required to be
                                        reflected as a liability on the balance sheet of the
                                        Company in accordance with generally accepted
                                        accounting principles, such as contingent
                                        obligations, forward foreign exchange contracts and
                                        interest rate swap agreements, which are senior to
                                        the Notes). As of July 29, 1995, the subsidiaries of
                                        the Company had approximately $75.1 million of
                                        outstanding indebtedness and other liabilities (other
                                        than indebtedness to the Company). The Indenture
                                        governing the Notes does not restrict the ability of
                                        the Company or its subsidiaries to incur additional
                                        indebtedness, including Senior Indebtedness. See
                                        "Description of Notes -- Subordination."

Use of Proceeds......................   The Company intends to use the net proceeds from the
                                        sale of the Notes for expansion of manufacturing
                                        capacity and other general corporate purposes,
                                        including working capital. See "Use of Proceeds."

Listing..............................   The Notes have been approved for listing on the New
                                        York Stock Exchange, subject to notice of issuance.
                                        The Common Stock is listed on the New York Stock
                                        Exchange under the symbol "ADI."


                                                SUMMARY CONSOLIDATED FINANCIAL DATA
                                         (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)

                                                            FISCAL YEAR ENDED(1)                        NINE MONTHS ENDED
                                         ----------------------------------------------------------    --------------------
                                          NOV. 3,      NOV. 2,     OCT. 31,    OCT. 30,    OCT. 29,    JULY 30,    JULY 29,
                                         1990(2)(3)    1991(2)       1992        1993        1994        1994        1995
                                         ----------    --------    --------    --------    --------    --------    --------
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Net sales...............................  $485,214     $537,738    $567,315    $666,319    $773,474    $570,173    $684,352
Gross margin............................   240,960      265,314     265,637     315,467     379,026     277,182     346,372
Operating income........................     6,218       17,377      26,172      62,685     101,816      72,827     111,184
Income (loss) before income taxes.......   (13,563)       9,382      18,965      55,525      96,911      68,394     111,819
Net income (loss).......................  $(12,913)    $  8,203    $ 14,935    $ 44,457    $ 74,496    $ 52,823    $ 84,136
Net income (loss) per share(4)..........  $  (0.18)    $   0.12    $   0.21    $   0.59    $   0.96    $   0.68    $   1.06
Shares used in computing net income
  (loss) per share(4)...................    70,415       70,329      71,624      75,695      77,271      77,004      79,064

OTHER DATA:
EBITDA(5)...............................  $ 52,994     $ 70,082    $ 81,122    $122,498    $163,100    $118,895    $158,231
Cash flows from operating activities....    82,237       51,014      33,462      89,495     183,342     114,954     120,258
Cash flows from investing activities....   (99,068)     (52,270)    (65,654)    (67,155)   (163,508)    (82,127)   (153,727)
Cash flows from financing activities....    (4,894)      10,001      33,653      39,593       9,971       8,671     (12,076)
Capital expenditures, net...............    39,029       52,270      65,654      67,155      90,856      42,783     145,838
Ratio of earnings to fixed charges(6)...        --(7)      2.4x        3.6x        7.1x       10.0x        9.5x       18.0x
Ratio of EBITDA to gross interest
  expense...............................     16.6x        14.7x       13.6x       17.1x       22.8x       21.8x       48.8x

                                                                                                       JULY 29, 1995
                                                                                               ---------------------------
                                                                                                  ACTUAL     AS ADJUSTED(8)
                                                                                                ----------   --------------
CONSOLIDATED BALANCE SHEET DATA:
Working capital...............................................................................  $  284,570     $  479,545
Total assets..................................................................................     911,536      1,111,536
Long-term obligations.........................................................................      80,000        280,000
Stockholders' equity..........................................................................     619,647        619,647


---------------

(1) The Company's fiscal year ends on the Saturday closest to the last day in October. Fiscal years 1991, 1992, 1993 and
    1994 were each 52-week years. Fiscal year 1990 was a 53-week year.

(2) In fiscal years 1990 and 1991, the Company recorded restructuring charges of $18.5 million and $7.0 million, respectively, related to the consolidation of certain manufacturing, sales and administrative operations worldwide. These charges provided for the cost of employee separations, facility consolidations, equipment write-downs and disposals and other restructuring costs.

(3) Other expense in fiscal year 1990 includes investment valuation expense totaling $18.3 million related to reserves recorded against investments in the Company's previously operated venture capital division.

(4) Adjusted to reflect the three-for-two stock split effected in the form of a 50% stock dividend distributed on January 4,
    1995.

(5) EBITDA is defined as earnings before interest expense, interest income, other expenses, taxes on income, depreciation and amortization. EBITDA is presented here to provide additional information about the Company's ability to meet its future debt service, capital expenditure, and working capital requirements and should not be construed as a substitute for or a better indicator of results of operations or liquidity than net income or cash flow from operating activities computed in accordance with generally accepted accounting principles.

(6) The ratio of earnings to fixed charges is computed by dividing income before income taxes and fixed charges by fixed charges. Fixed charges consist of interest on all indebtedness, amortization of debt offering costs, and the estimated interest component of rental expense.

(7) As a result of the loss incurred in fiscal year 1990, the Company was unable to cover fixed charges. The amount of such coverage deficiency was $14.1 million.

(8) Adjusted to reflect the sale of the Notes offered hereby and the receipt of the estimated net proceeds.


                                        5

                                  RISK FACTORS

     Prospective purchasers of the Notes offered hereby should carefully consider the following risk factors in addition to the other information contained in, or incorporated by reference in, this Prospectus before purchasing the Notes offered hereby.

     POTENTIAL FLUCTUATIONS IN OPERATING RESULTS. The Company's operating results are affected by a wide variety of factors, including the timing of new product announcements or introductions by the Company and its competitors, competitive pricing pressures, fluctuations in manufacturing yields, availability of manufacturing capacity, changes in product mix and economic conditions in the United States and international markets. In addition, the semiconductor market has historically been cyclical and subject to significant economic downturns at various times. While the semiconductor industry in recent periods has experienced increased demand and production capacity constraints, it is uncertain how long these conditions will continue. As a result of these and other factors, there can be no assurance that the Company will not experience material fluctuations in future operating results on a quarterly or annual basis.

     DEPENDENCE ON NEW PRODUCTS AND NEW MARKETS. The Company's success depends in part on its continued ability to develop and market new products. There can be no assurance that the Company will be able to develop and introduce new products in a timely manner or that such products, if developed, will achieve market acceptance. In addition, the Company's growth is dependent on its continued ability to penetrate new markets such as the computer, communications and automotive segments of the electronics market, where the Company has limited experience and competition is intense. The electronics market is characterized by rapidly changing technology and evolving industry standards. There can be no assurance that the markets being served by the Company will continue to grow, that the Company's existing and new products will meet the requirements of such markets or that the Company's products will achieve customer acceptance in such markets.

     MANUFACTURING CAPACITY LIMITATIONS. The Company's manufacturing facilities are operating at full capacity, and therefore Analog's business is currently constrained. While the Company is planning in fiscal 1996 to increase substantially its manufacturing capacity through both expansion of its production facilities and increased access to third-party wafer foundries, there can be no assurance that the Company will complete the expansion of its production facilities or secure increased access to third party foundries in a timely manner, that the Company will not encounter unanticipated production problems at either its own facilities or at third-party foundries or that the increased capacity will be sufficient to satisfy demand for its products. The Company relies, and plans to continue to rely, on third-party wafer fabricators to supply most of its wafers that can be manufactured using industry-standard digital processes, and such reliance involves several risks, including the absence of adequate guaranteed capacity and reduced control over delivery schedules, manufacturing yields and costs. Continued manufacturing capacity constraints could adversely affect the business of the Company's customers and cause them to seek alternative sources for the products currently obtained from the Company. In addition, the Company's capacity additions will result in a significant increase in operating expenses, and if revenue levels do not increase to offset these additional expense levels, the Company's future operating results could be adversely affected. See "Business -- Manufacturing Capacity."

     The Company believes that other semiconductor manufacturers are also expanding or planning to expand their production capacity over the next several years, and there can be no assurance that the expansion by the Company and its competitors will not lead to overcapacity in the Company's target markets, which could lead to price erosion that would adversely affect the Company's operating results.

     COMPETITION. The semiconductor industry is intensely competitive. Certain of the Company's competitors have greater technical, marketing, manufacturing and financial resources than the Company. The Company's competitors also include emerging companies attempting to sell products to specialized markets such as those served by the Company. Competitors of the Company have, in some cases, developed and marketed products having similar design and functionality as the Company's products. There can be no assurance that the Company will be able to compete successfully in the future against existing or new competitors or that the Company's operating results will not be adversely affected by increased price competition.

     MANUFACTURING RISKS. The fabrication of integrated circuits involves highly complex and precise processes that are continuously being modified in an effort to improve yields and product performance. Minute impurities or other difficulties in the manufacturing process can lower yields. As the Company continues to increase its manufacturing output and its use of third-party foundries, there can be no assurance that the Company will not experience a decrease in manufacturing yields or other manufacturing problems. Decreased yields could adversely affect gross margin and operating results. If the Company were unable to use any manufacturing facility, as a result of a natural disaster or otherwise, the Company's operations would be materially adversely affected.

     PATENTS AND INTELLECTUAL PROPERTY. The semiconductor industry is characterized by frequent claims and litigation involving patent and other intellectual property rights. The Company has from time to time received, and may in the future receive, claims from third parties asserting that the Company's products or processes infringe their patents or other intellectual property rights. In the event a third party makes a valid intellectual property claim and a license is not available on commercially reasonable terms, the Company's operating results could be materially and adversely affected. Litigation may be necessary to enforce patents or other intellectual property rights of the Company or to defend the Company against claims of infringement, and such litigation can be costly and divert the attention of key personnel. See "Business -- Legal Proceedings" for information concerning pending litigation involving the Company. An adverse resolution of such litigation may, in certain cases, have a material adverse effect on the Company's consolidated financial position or on its consolidated results of operations or cash flows in the period in which the litigation is resolved.

     INTERNATIONAL OPERATIONS. For the nine months ended July 29, 1995, 57% of Analog's revenues were derived from customers in international markets. The Company has manufacturing facilities in Ireland, the Philippines and Taiwan. The Company is therefore subject to the economic and political risks inherent in international operations, including air transportation disruptions, currency controls and changes in currency exchange rates, tax and tariff rates and freight rates. Although the Company engages in hedging transactions to reduce its exposure to currency exchange rate fluctuations, there can be no assurance that such hedging efforts will be successful or that the Company's competitive position will not be adversely affected by changes in the exchange rate of the U.S. dollar against other currencies.

     STOCK PRICE VOLATILITY. The trading price of the Company's Common Stock may be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, announcements of new products by the Company or its competitors, general conditions in the semiconductor industry, changes in earnings estimates and recommendations by analysts or other events. In future quarters, if the Company's financial performance were to fall below the performance predicted by securities analysts, the Company's stock price could decline. In addition, the public stock markets have experienced extreme price and trading volume volatility that has significantly affected the market prices of securities of many high technology companies and that has often been unrelated or disproportionate to the operating performance of these companies. These factors may adversely affect the market price of the Common Stock. See "Price Range of Common Stock and Dividend Policy."

     SUBORDINATION OF NOTES. The Notes will be unsecured subordinated obligations of the Company and will be subordinated to the prior payment in full of all Senior Indebtedness (as defined in the Indenture) of the Company. The Notes will also be effectively subordinated to all indebtedness and other liabilities of the Company's subsidiaries. As of July 29, 1995, the Company had approximately $80.1 million of outstanding indebtedness which constituted Senior Indebtedness (excluding Senior Indebtedness constituting liabilities of a type not required to be reflected as a liability on the balance sheet of the Company in accordance with generally accepted accounting principles, such as contingent obligations, forward foreign exchange contracts and interest rate swap agreements, which are senior to the Notes). In addition, as of July 29, 1995, subsidiaries of the Company had outstanding an aggregate of approximately $75.1 million of indebtedness and other liabilities to which the Notes are effectively subordinated. The Indenture will not limit the amount of additional indebtedness, including Senior Indebtedness, which the Company or any of its subsidiaries can create, incur, assume or guaranty. No payment on account or principal, premium, if any, or interest on, or redemption or repurchase of, the Notes may be made by the Company if there is a default in the payment of principal, premium, if any, or interest (including a default under any repurchase or redemption obligation) with respect to any Senior Indebtedness or if any other event of default with respect to any Senior

Indebtedness permitting the holders thereof to accelerate the maturity thereof shall have occurred and shall not have been cured or waived. Upon any acceleration of the principal due on the Notes or payment or distribution of assets of the Company to creditors upon any dissolution, winding-up, liquidation or reorganization, all principal, premium, if any, and interest due on all Senior Indebtedness must be paid in full before the holders of the Notes are entitled to receive any payment. See "Description of Notes -- Subordination."

     LIMITATION ON REPURCHASE OF NOTES. Upon a Change in Control (as defined), each holder of Notes will have certain rights, at the holder's option, to require the Company to repurchase all or a portion of such holder's Notes. If a Change in Control were to occur, there can be no assurance that the Company would have sufficient funds to pay the repurchase price for all Notes tendered by the holders thereof. In addition, the Company's repurchase of Notes as a result of the occurrence of a Change in Control would create an event of default under the Company's revolving credit agreement and could create an event of default under other future Senior Indebtedness. Also, upon certain changes in control, holders of the Company's 6 5/8% Notes due 2000 (the "Senior Notes") have the right to require the Company to repurchase the Senior Notes. In such event, indebtedness of the Company under its revolving credit agreement and the Senior Notes would be required to be repaid before holders of the Notes could be repaid. The Indenture excludes from the definition of Change in Control transactions that would otherwise constitute a Change in Control if (i) the trading price of the Common Stock during specified periods equals or exceeds 105% of the conversion price of the Notes or (ii) the consideration in the transaction consists of shares of common stock traded on a national securities exchange or quoted on the Nasdaq National Market and the Notes maintain a certain credit rating following the transaction. See "Description of Notes -- Repurchase at Option of Holders Upon a Change in Control."

     ABSENCE OF PUBLIC MARKET FOR NOTES. The Notes will be a new issue of securities with no established trading market. While the Notes have been approved for listing on the New York Stock Exchange, subject to notice of issuance, there can be no assurance that an active trading market will develop or be maintained.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Notes offered hereby are estimated to be approximately $195 million (approximately $224 million if the Underwriters' over-allotment option is exercised in full), after deducting the estimated underwriting discount and offering expenses. The Company intends to use the net proceeds for expansion of its manufacturing capacity and other general corporate purposes, including working capital. The Company plans to make capital expenditures of approximately $275 million in fiscal 1996, primarily in connection with the expansion of its manufacturing capacity, and the Company plans to use the net proceeds, together with available cash and cash expected to be generated from future operations, for such purposes. In addition, the Company is continuing to explore various options for increasing its manufacturing capacity, including joint ventures, acquisitions, equity investments in or loans to wafer suppliers and construction of additional facilities, and the Company may use a portion of the net proceeds of this offering for such purposes. Pending such uses, the Company intends to invest the net proceeds in investment grade securities and interest-bearing obligations.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY


     The Company's Common Stock is traded on the New York Stock Exchange under the symbol "ADI." The following table sets forth, for the periods indicated, the high and low sale prices per share of Common Stock as reported on the NYSE
Composite Transactions Tape.

                                                                      HIGH     LOW
                                                                     ------   ------
          FISCAL YEAR ENDED OCTOBER 29, 1994
          First Quarter............................................  $17.50   $12.88
          Second Quarter...........................................   20.75    16.38
          Third Quarter............................................   20.88    16.38
          Fourth Quarter...........................................   24.50    17.63

          FISCAL YEAR ENDED OCTOBER 28, 1995
          First Quarter............................................  $24.38   $20.38
          Second Quarter...........................................   28.13    20.00
          Third Quarter............................................   37.88    25.63
          Fourth Quarter...........................................   39.38    29.75

          FISCAL YEAR ENDING NOVEMBER 2, 1996
          First Quarter (through December 12, 1995)................  $38.88   $31.50

     The last reported sale price of the Common Stock as reported on the NYSE Composite Transactions Tape was $33 1/2 on December 12, 1995. As of October 28, 1995, there were approximately 4,474 holders of record of the Common Stock.

     The Company's bank credit agreement restricts the aggregate of all cash dividend payments declared or made subsequent to January 30, 1993 to an amount not exceeding $29,734,000 plus 50% of the consolidated net income of the Company for the period from January 31, 1993 through the end of the Company's then most recent fiscal quarter. At July 29, 1995, this amount was equal to $127,215,000. Although prior credit agreements may not have restricted the payment of dividends, the Company has never paid any cash dividends on its Common Stock.


                                 CAPITALIZATION

     The following table sets forth the short-term obligations and the capitalization of the Company as of July 29, 1995, and as adjusted to give effect to the sale of the Notes and the receipt of the estimated net proceeds therefrom. This table does not reflect the three-for-two split of the Company's
Common Stock effected in the form of a 50% stock dividend to be distributed on January 3, 1996 to stockholders of record on December 12, 1995.

                                                                            JULY 29, 1995
                                                                       -----------------------
                                                                        ACTUAL    AS ADJUSTED
                                                                       --------   ------------
                                                                           (IN THOUSANDS)
Short-term obligations:
     Short-term borrowings...........................................  $  2,155     $  2,155
     Current portion of capital lease obligations....................        96           96
                                                                       --------     --------
          Total short-term obligations...............................  $  2,251     $  2,251
                                                                       ========     ========
Long-term obligations:
     6 5/8% Notes due 2000...........................................  $ 80,000     $ 80,000
     3 1/2% Convertible Subordinated Notes due 2000..................        --      200,000
                                                                       --------     --------
          Total long-term obligations................................    80,000      280,000
                                                                       --------     --------
Stockholders' equity:
     Preferred stock, $1.00 par value, 500,000 shares authorized;
      none outstanding...............................................        --           --
     Common stock, $.16 2/3 par value, 300,000,000 shares authorized;
      76,214,980 shares issued(1)....................................    12,703       12,703
     Capital in excess of par value, net of deferred compensation....   154,700      154,700
     Retained earnings...............................................   446,330      446,330
     Cumulative translation adjustment...............................     5,999        5,999
     Common shares in treasury, at cost, 2,777 shares................       (85)         (85)
                                                                       --------     --------
     Total stockholders' equity......................................   619,647      619,647
                                                                       --------     --------
               Total capitalization..................................  $699,647     $899,647
                                                                       ========     ========

---------------

(1) Excludes a total of 12,547,830 shares reserved for issuance as of July 29, 1995 under the Company's employee and director stock option plans (the "Plans") and a warrant agreement. At July 29, 1995, 8,366,468 shares were issuable upon exercise of options granted under the Plans and 1,500,000 shares were issuable upon exercise of outstanding warrants. As of October 28, 1995, there were 76,354,704 shares of Common Stock issued and outstanding.

                                       10

                     SELECTED CONSOLIDATED FINANCIAL DATA

        The following table sets forth selected financial data and other operating information of the Company. The consolidated statement of operations data set forth below for the fiscal years ended October 31, 1992, October 30, 1993 and October 29, 1994, and the consolidated balance sheet data as of October 31, 1992, October 30, 1993 and October 29, 1994 are derived from the consolidated financial statements of the Company which have been audited by Ernst & Young LLP, independent auditors. Ernst & Young LLP's report on the consolidated financial statements for the year ended October 29, 1994, which is incorporated by reference elsewhere herein, includes an explanatory paragraph that describes claims and actions brought against the Company discussed in Note 6 to the consolidated financial statements. The consolidated statement of operations data for the fiscal years ended November 3, 1990 and November 2, 1991, and the consolidated balance sheet data as of November 3, 1990 and November 2, 1991 are derived from the consolidated financial statements of the Company that have also been audited by Ernst & Young LLP but are not incorporated herein by reference. The financial data as of July 29, 1995 and for the nine-month periods ended July 30, 1994 and July 29, 1995 are derived from unaudited consolidated financial statements of the Company and reflect all adjustments, consisting only of normal recurring accruals, which the Company considers necessary for a fair presentation of the consolidated financial position and the consolidated results of operations for these periods. Operating results for the nine months ended July 29, 1995 are not necessarily indicative of the results that may be expected for future periods or for the year ended October 28, 1995. The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and related notes and other financial information included or incorporated by reference herein.


                                                              FISCAL YEAR ENDED(1)                       NINE MONTHS ENDED
                                            --------------------------------------------------------    --------------------
                                            NOV. 3,     NOV. 2,     OCT. 31,    OCT. 30,    OCT. 29,    JULY 30,    JULY 29,
                                              1990        1991        1992        1993        1994        1994        1995
                                            --------    --------    --------    --------    --------    --------    --------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Net sales................................ $485,214    $537,738    $567,315    $666,319    $773,474    $570,173    $684,352
  Cost of sales............................  244,254     272,424     301,678     350,852     394,448     292,991     337,980
                                            --------    --------    --------    --------    --------    --------    --------
  Gross margin.............................  240,960     265,314     265,637     315,467     379,026     277,182     346,372
  Operating expenses:
    Research and development...............   80,306      89,001      88,172      94,107     106,869      77,821      98,551
    Selling, marketing, general and
      administrative.......................  135,926     151,936     151,293     158,675     170,341     126,534     136,637
    Restructuring of operations............   18,510(2)    7,000(2)       --          --          --          --          --
                                            --------    --------    --------    --------    --------    --------    --------
      Total operating expenses.............  234,742     247,937     239,465     252,782     277,210     204,355     235,188
                                            --------    --------    --------    --------    --------    --------    --------
  Operating income.........................    6,218      17,377      26,172      62,685     101,816      72,827     111,184
  Nonoperating expenses (income):
    Interest expense.......................    3,190       4,778       5,976       7,184       7,149       5,455       3,242
    Interest income........................   (2,830)       (771)       (867)     (1,417)     (5,165)     (3,059)     (5,903)
    Other..................................   19,421(3)    3,988       2,098       1,393       2,921       2,037       2,026
                                            --------    --------    --------    --------    --------    --------    --------
      Total nonoperating expenses
        (income)...........................   19,781       7,995       7,207       7,160       4,905       4,433        (635)
                                            --------    --------    --------    --------    --------    --------    --------
  Income (loss) before income taxes........  (13,563)      9,382      18,965      55,525      96,911      68,394     111,819
  Provision for (benefit from) income
    taxes..................................     (650)      1,179       4,030      11,068      22,415      15,571      27,683
                                            --------    --------    --------    --------    --------    --------    --------
  Net income (loss)........................ $(12,913)   $  8,203    $ 14,935    $ 44,457    $ 74,496    $ 52,823    $ 84,136
                                            ========    ========    ========    ========    ========    ========    ========
  Net income (loss) per share(4)........... $  (0.18)   $   0.12    $   0.21    $   0.59    $   0.96    $   0.68    $   1.06
                                            ========    ========    ========    ========    ========    ========    ========
  Shares used in computing net income
    (loss) per share(4)....................   70,415      70,329      71,624      75,695      77,271      77,004      79,064
                                            ========    ========    ========    ========    ========    ========    ========
OTHER DATA:
  EBITDA(5)................................ $ 52,994    $ 70,082    $ 81,122    $122,498    $163,100    $118,895    $158,231
  Cash flows from operating activities.....   82,237      51,014      33,462      89,495     183,342     114,954     120,258
  Cash flows from investing activities.....  (99,068)    (52,270)    (65,654)    (67,155)   (163,508)    (82,127)   (153,727)
  Cash flows from financing activities.....   (4,894)     10,001      33,653      39,593       9,971       8,671     (12,076)
  Capital expenditures, net................   39,029      52,270      65,654      67,155      90,856      42,783     145,838
  Ratio of earnings to fixed charges(6):...       --(7)     2.4x        3.6x        7.1x       10.0x        9.5x       18.0x
  Ratio of EBITDA to gross interest
    expense:...............................    16.6x       14.7x       13.6x       17.1x       22.8x       21.8x       48.8x


                                                                 FISCAL YEAR ENDED(1)                       NINE MONTHS ENDED
                                                ------------------------------------------------------    ----------------------
                                                NOV. 3,    NOV. 2,    OCT. 31,    OCT. 30,    OCT. 29,    JULY 30,     JULY 29,
                                                 1990       1991        1992        1993        1994        1994         1995
                                                -------    -------    --------    --------    --------    ---------    ---------
CONSOLIDATED STATEMENT OF OPERATIONS DATA AS A
  PERCENTAGE OF NET SALES:
  Net sales...................................   100.0%     100.0%      100.0%      100.0%      100.0%      100.0%       100.0%
  Cost of sales...............................    50.3       50.7        53.2        52.7        51.0        51.4         49.4
                                                 -----      -----       -----       -----       -----       -----        -----
  Gross margin................................    49.7       49.3        46.8        47.3        49.0        48.6         50.6
  Operating expenses:
    Research and development..................    16.6       16.5        15.5        14.1        13.8        13.6         14.4
    Selling, marketing, general and
      administrative..........................    28.0       28.3        26.7        23.8        22.0        22.2         20.0
    Restructuring of operations...............     3.8        1.3          --          --          --          --           --
                                                 -----      -----       -----       -----       -----       -----        -----
      Total operating expenses................    48.4       46.1        42.2        37.9        35.8        35.8         34.4
                                                 -----      -----       -----       -----       -----       -----        -----

  Operating income............................     1.3        3.2         4.6         9.4        13.2        12.8         16.2
  Interest expense, interest income and other,
    net.......................................     4.1        1.5         1.3         1.1         0.7         0.8         (0.1)
                                                 -----      -----       -----       -----       -----       -----        -----

  Income (loss) before income taxes...........    (2.8)       1.7         3.3         8.3        12.5        12.0         16.3
  Provision for (benefit from) income taxes...    (0.1)       0.2         0.7         1.6         2.9         2.7          4.0
                                                 -----      -----       -----       -----       -----       -----        -----
  Net income (loss)...........................    (2.7)%      1.5%        2.6%        6.7%        9.6%        9.3%        12.3%
                                                 =====      =====       =====       =====       =====       =====        =====

                                                 NOV. 3,      NOV. 2,      OCT. 31,     OCT. 30,     OCT. 29,     JULY 29,
                                                   1990         1991         1992         1993         1994         1995
                                                 --------     --------     --------     --------     --------     --------
                                                                              (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Working capital..............................  $126,054     $151,886     $197,404     $270,365     $299,271     $284,570
  Property, plant and equipment, net...........   223,862      223,962      237,423      248,430      281,815      383,581
  Total assets.................................   487,188      503,317      561,867      678,492      815,871      911,536
  Long-term obligations........................    24,129       36,819       70,632      100,297       80,061       80,000
  Stockholders' equity.........................   342,724      354,445      375,017      432,018      521,915      619,647

---------------

(1) The Company's fiscal year ends on the Saturday closest to the last day in October. Fiscal years 1991, 1992, 1993 and 1994 were each 52-week years. Fiscal year 1990 was a 53-week year.

(2) In fiscal years 1990 and 1991, the Company recorded restructuring charges of $18.5 million and $7.0 million, respectively, related to the consolidation of certain manufacturing, sales and administrative operations worldwide. These charges provided for the cost of employee separations, facility consolidations, equipment write-downs and disposals and other restructuring costs.

(3) Other expense in fiscal year 1990 includes investment valuation expense totaling $18.3 million related to reserves recorded against investments in the Company's previously operated venture capital division.

(4) Adjusted to reflect the three-for-two stock split effected in the form of a 50% stock dividend distributed on January 4, 1995.

(5) EBITDA is defined as earnings before interest expense, interest income, other expenses, taxes on income, depreciation and amortization. EBITDA is presented here to provide additional information about the Company's ability to meet its future debt service, capital expenditure, and working capital requirements and should not be construed as a substitute for or a better indicator of results of operations or liquidity than net income or cash flow from operating activities computed in accordance with generally accepted accounting principles.

(6) The ratio of earnings to fixed charges is computed by dividing income before income taxes and fixed charges by fixed charges. Fixed charges consist of interest on all indebtedness, amortization of debt offering costs, and the estimated interest component of rental expense.

(7) As a result of the loss incurred in fiscal year 1990, the Company was unable to cover fixed charges. The amount of such coverage deficiency was $14.1 million.



                                    BUSINESS

     Analog Devices, Inc. ("Analog" or the "Company") designs, manufactures and markets a broad line of high performance linear, mixed-signal and digital integrated circuits ("ICs") that address a wide range of real-world signal processing applications. The Company's principal products include general-purpose, standard-function linear and mixed-signal ICs ("SLICs"), special-purpose linear and mixed-signal ICs ("SPLICs") and digital signal processing ICs ("DSP ICs"). The Company also manufactures and markets devices using assembled product technology.

INDUSTRY BACKGROUND

     Real-world phenomena, such as temperature, pressure, sound, images, speed, acceleration, position and rotation angle, are inherently analog in nature, consisting of continuously varying information. This information can be detected and measured using analog sensors, which represent real-world phenomena by generating continuously varying voltages and currents. The signals from these sensors are initially processed using analog methods, such as amplification, filtering and shaping. They are then usually converted to digital form for input to a microprocessor, which is used to manipulate, store or display the information. In many cases the signals are further processed after conversion to digital form using a technology called "digital signal processing." In addition, digital signals are frequently converted to analog form to provide signals for analog display, sound, or control functions. These manipulations and transformations are collectively known as "real-world signal processing."

     Significant advances in semiconductor technology over the past 10 to 15 years have led to substantial increases in the performance and functionality of ICs used for signal processing applications. These advances include the ability to create VLSI (Very Large Scale Integration) mixed-signal ICs that contain both high-performance analog circuitry and large amounts of high-density digital circuitry. The analog circuitry portion of the IC is used for manipulating real-world signals while still in analog form and for converting analog signals into digital form (or vice versa), and the digital portion is used for further processing analog signals subsequent to their conversion to digital form. The ICs resulting from these advances are used as components in equipment and systems to achieve higher performance and more efficient signal processing.

COMPANY OVERVIEW AND STRATEGY

     Analog believes it is one of the world's largest suppliers of SLIC products. The Company's SLIC products are primarily high-performance, single-function devices. The majority of the Company's SLIC revenue is attributable to data converters (analog-to-digital and digital-to-analog) and amplifiers. SLICs are sold to a very large customer base for a wide variety of applications, including applications in the medical, engineering and scientific instruments market, factory automation market and military/aerospace market.

     Over the past five years, Analog has sought to balance its traditionally stable SLIC business with the growth opportunities available for SPLICs and DSP ICs. Building upon its expertise in linear IC technology, the Company has developed special-purpose linear and mixed-signal ICs tailored to specific high-volume applications in target markets. The Company also has extended its expertise in analog signal processing and data conversion to develop DSP ICs. The Company's SPLICs and DSP ICs address the emerging demand for high levels of performance in many computer, communications and other high volume applications. These products have a high level of functionality (i.e., many functions on one chip) to satisfy OEMs' requirements for an integrated solution with low cost per function.

     To build upon its position as a leader in real-world signal processing, Analog is pursuing strategies that include the following:

    - Expand Traditional SLIC Business. The Company has taken a three-pronged approach to grow its SLIC business. First, it is seeking to solidify its leading position in the market for general purpose operational amplifiers and data converters, particularly in instrumentation and factory automation applications. Second, it is expanding its SLIC product portfolio to address other market segments, such as power management ICs for laptop computers and mobile phones and interface ICs for modems and printers. Third, the Company is developing SLICs for new high volume applications in the computer, communications and consumer markets, including radio frequency ("RF") products for both wireless and broadband wired communication applications.

     -Become a Major Supplier of General-Purpose DSP ICs. The Company's general-purpose DSP ICs consist of a family of programmable 16-bit fixed point and 32-bit floating point DSPs. These products offer processing speed, ease of programming and on-chip memory that allow system designers to cost effectively implement complex algorithms for signal processing applications. Analog believes that this product line will enable it to build a leading position in the general-purpose DSP market, principally for computer and communications applications.

     -Pursue Growth Opportunities for System-Level Signal-Processing ICs. The
      Company is leveraging its expertise in both analog signal processing and data conversion to develop SPLICs and DSP ICs that provide system-level solutions for various growth applications, particularly in the communications and computer markets. The Company's system-level ICs often replace a combination of SLICs and general-purpose DSPs that are used by customers in their initial product designs. The Company offers system-level ICs for wireless communications applications such as digital mobile phones and base stations, and for computer applications such as audio enhancement in multimedia PCs.

     -Leverage Core Technologies to Develop Innovative Products. The Company plans to continue applying its core technologies to develop a continuous flow of new products. In addition, the Company plans to continue to extend its core technologies to include new technologies, such as RF signal processing, which Analog has used primarily for wireless communications applications, and surface micromachining, which Analog has used to develop its accelerometer for automobile airbag systems. The Company intends to use its micromachining technology to address other applications outside the automotive industry.

PRINCIPAL PRODUCTS

     Analog's products can be divided into four classifications: SLICs; SPLICs and DSP ICs; hard disk drive ICs; and assembled products. The following table sets forth the approximate percentage of revenue attributable to each of the Company's four product groups for the periods indicated:


                                                                        NINE MONTHS
                                                        FISCAL YEAR      ENDED JULY
                                                      ---------------       29,
                           PRODUCTS                   1993       1994       1995
                           --------                   ----       ----   -----------
          SLICs.....................................   60%        59%       64%
          SPLICs and DSP ICs........................   20         21        23
          Hard Disk Drive ICs.......................    6          9         4
          Assembled Products........................   14         11         9

  SLICs

     Analog believes that it is one of the world's largest suppliers of SLIC products. SLICs have been the foundation of the Company's business for more than 20 years. The Company's SLIC products are primarily high-performance, single-function devices. The majority of the Company's SLIC revenue is attributable to data converters (analog-to-digital and digital-to-analog) and amplifiers. Other SLIC products offered by the Company include analog signal-processing devices (such as analog multipliers), voltage references and comparators. The Company is currently expanding its SLIC product offerings in areas where it traditionally has had limited focus, principally interface circuits and power management ICs. It is also expanding its SLIC product line to include a much larger number of products designed to operate from single-supply 3- or 5-volt power sources to better meet the needs of customers designing portable, battery-operated equipment.

     Analog's SLIC products tend to be general purpose in nature, which allows customers to incorporate them in a wide variety of equipment and systems. Analog's product portfolio includes several hundred SLICs, any one of which can have as many as several hundred customers. SLICs typically have long product life cycles. The Company's SLIC customers include both OEMs and customers who build equipment for their own use. Historically, most SLICs have been purchased by OEMs which serve the industrial and mili-tary/aerospace markets, but they are now also being used for applications in personal computers ("PCs"), peripheral equipment used with PCs and computers, and commercial and consumer communications equipment.

     By using standard, high performance, readily available, off-the-shelf components in their designs, Analog's customers can reduce the time required to develop and bring new products to market. Given the high cost of developing customized ICs, SLICs usually provide the most cost-effective solutions for low- to medium-volume applications. In addition, combinations of SLICs connected together on a printed circuit board can provide functionality that cannot currently be implemented with a single-chip device.

  SPLICs and DSP ICs

     SPLICs and DSP ICs, which are collectively referred to as system-level ICs, are multi-function devices that feature high levels of functional integration on a single chip. Most SPLICs are mixed-signal devices (some of which include DSP capability) and the balance are linear-only devices. SPLICs are almost always designed to the requirements of a specific application, and the design process often includes significant input from one or more potential key customers. Market demand for SPLICs is driven by the benefits that result from combining a number of functions on a single circuit as opposed to a combination of SLICs and other ICs. These benefits include higher performance, lower cost per function, smaller size, lower weight, fewer parts and decreased power consumption. These products enable customers to achieve easier design-ins and faster time to market. The Company believes that these benefits are becoming more important to the Company's OEM customers as they increase their focus on high-performance, small, lightweight products, many of which are battery powered.

     The Company's general-purpose DSP ICs are designed to efficiently execute specialized programs (algorithms) associated with processing real-time, real-world data. The Company's fixed-point and floating-point DSP ICs share a common architecture and code compatibility, which allows system designers to address cost, performance and time-to-market constraints. Analog's DSP ICs are supported with specialized applications and easy-to-use, low-cost design tools, which reduce product development cost and time to market.

     The Company's DSP ICs include general purpose DSPs and mixed-signal ICs that include a DSP core along with data conversion and analog signal processing circuitry. Demand for system level ICs that incorporate both DSP functionality and sophisticated mixed-signal capability tailored to specific applications is increasing as customers continue to demand as much functionality as possible from a single chip.

  Hard Disk Drive ICs

     ICs in this product category are used in hard disk drives that serve as rotating mass storage devices in end products such as PCs, workstations and network servers. These ICs process analog signals from a hard disk drive's read/write head during read operations and position the read/write head over the desired track on a hard disk drive platter during read and write operations.

  Assembled Products

     The Company's assembled products consist of hybrids, printed-board modules and multi-chip modules ("MCMs"). A hybrid consists of several chips and discrete components mounted and wired together on a substrate. A printed-board module consists of surface-mount components assembled on a small printed board that is then encapsulated in a small plastic case. An MCM consists of several chips assembled in an automated fashion in a multilayer package that provides high interconnect density at low cost.

     Revenues from this product group have been declining since 1989, as hybrids have been replaced in many new designs with smaller, lower-cost monolithic ICs that offer higher levels of performance and integration. The Company plans to continue to market printed-board modules (primarily input/output modules used for industrial control and factory automation) as it pursues selected opportunities for new MCMs with growth potential.

MARKET AND APPLICATIONS

     The Company's products are sold primarily to original equipment manufacturers ("OEMs") that incorporate the Company's products in equipment, instruments and systems sold to end users for a wide variety of applications, including computers and computer peripherals; communications equipment; engineering, medical and scientific instruments; factory automation equipment; military/aerospace equipment; and high-end consumer electronics products. The Company's growth has been aided both by the expansion of these markets and the increasing use of computer technology in the equipment and systems sold in these markets.

     For the first nine months of fiscal 1995, Analog's 20 largest customers accounted for approximately 26% of the Company's net sales. The largest single customer represented less than 5% of net sales.

     Listed below are some of the characteristics of each of the Company's major served markets:

     INSTRUMENTATION -- includes manufacturers of engineering, medical and scientific instruments. These products are usually designed using the highest performance SLICs available, where production volumes generally do not warrant custom or application-specific ICs.

     FACTORY AUTOMATION -- includes data acquisition systems, automatic process control systems, robotics, environmental control systems and automatic test equipment ("ATE"). These products generally require ICs that offer performance greater than that available from commodity-level ICs, but generally do not have production volumes that warrant custom or application-specific ICs. Combinations of SLICs are therefore usually employed to achieve the necessary functionality, except in ATE applications where the high level of electronic circuitry required per tester has created opportunities for SPLICs.

     MILITARY/AEROSPACE -- includes the military, commercial avionics and space markets, all of which require high-performance ICs that meet rigorous environmental and reliability specifications. Nearly all of the Company's SLICs can be supplied in versions that meet the appropriate military standards. In addition, many products can be supplied to meet the standards required for broadcast satellites and other commercial space applications. Most of the Company's products sold into this market are derived from standard commercial grade ICs, although the Company sometimes develops products expressly for military/aerospace applications.

     COMPUTERS AND COMPUTER PERIPHERALS -- includes high-performance personal computers, workstations and peripheral devices such as hard disk drives. The Company currently supplies a variety of ICs used in this market for functions such as graphic displays; interfaces between PCs and peripherals such as modems and printers; power and battery management; and enhanced sound input and output capability for business and entertainment applications.

     COMMUNICATIONS -- includes data and fax modems, digital cellular telephones and portable, wireless communications equipment and broadband wired applications. The need for ever higher speed, coupled with more reliable, more bandwidth-efficient communications is creating increasing demand for systems that include both digital and analog signal processing capability. Demand for signal processing ICs for this market is also being driven by the equipment manufacturers' need for components that enable them to develop cost-effective products that feature high performance, small size, low weight and minimal power consumption.

     CONSUMER ELECTRONICS -- The emergence of high-performance consumer products, such as compact disc players, digital VCRs, digital audio tape equipment and digital camcorders, has led to the need for high performance SPLICs with a high level of functionality. Although the Company's revenue from this market is not currently significant, the Company expects to supply ICs for sophisticated products used by consumers for computing, communications and entertainment applications, and believes that many of these applications will involve digital signal processing.

     AUTOMOTIVE -- Although the automotive market has historically been served with low-cost, low-performance ICs, demand has emerged for higher performance devices for a wide range of applications. In response, Analog is developing products specifically for the automotive market. The Company began shipments of its first automotive product, a micromachined IC employed as a crash sensor in airbag systems, in 1993. This product serves as an alternative to an electromechanical sensor. The Company began shipments of this device to Delco in 1994 for use in several 1995 model-year General Motors "W body" cars. It is also being used in, or has been selected for, several other manufacturers' airbag systems.

MANUFACTURING CAPACITY

     Analog's IC products are fabricated both at the Company's production facilities and by third-party wafer fabricators. Assuming that the Company can continue to maintain favorable relationships with its third-party wafer fabricators, it intends to rely primarily on such suppliers to supply wafers that can be fabricated using industry-standard digital processes. The Company intends to rely primarily on its own facilities for production of wafers fabricated with linear and mixed-signal processes.

     The Company operates wafer fabrication facilities in Wilmington, Massachusetts; Santa Clara, California; and Limerick, Ireland for production of linear and mixed-signal devices. The Company also operates assembly and test facilities located in the United States, Ireland, the Philippines and Taiwan. The Company uses two principal foundries, Taiwan Semiconductor Manufacturing Company ("TSMC") and Chartered Semiconductor Corporation, for the production of digital and VLSI mixed-signal devices.

     As a result of strong demand for its products, the Company was manufacturing capacity constrained throughout the second half of fiscal 1995. The Company is pursuing a multi-faceted manufacturing capacity expansion program to substantially increase the number of fabricated wafers available to it in fiscal 1996 and beyond.

     The construction of Analog's first six-inch wafer fabrication module was completed in fiscal 1995 at the Company's Limerick, Ireland manufacturing site. This module is now undergoing test and qualification, and is expected to begin supplying production wafers before the end of the first half of fiscal 1996. It will be used initially to fabricate mixed-signal VLSI products on a 0.6 micron digital CMOS process.

     In 1995 the Company purchased an existing six-inch wafer fabrication module located close to its Santa Clara, California site. This facility is being upgraded and modernized to produce advanced linear technology ICs, and is expected to go into production in the latter half of fiscal 1996.

     The Company has also begun upgrading its existing Wilmington, Massachusetts wafer fabrication facility from four-inch to six-inch wafer production. This additional capacity, which will also become available in the latter half of fiscal 1996, will be used primarily for high-speed linear products.

     In addition, Analog has taken steps to secure additional foundry capacity for the fabrication of sub-micron digital CMOS wafers, which are used in large part for products that go into the communications and computer markets. The Company has expanded its relationship with its primary foundry, TSMC, so that TSMC will make available significantly higher capacity to Analog over the period from 1996 to 1999. Under the agreement with TSMC, the Company will pay option fees aggregating $22.4 million through 1999 to secure rights to use additional capacity at TSMC's facilities. The Company has also made an equity investment of $14 million in Chartered Semiconductor Corporation in Singapore and expects to invest an additional $6 million in 1996, in exchange for a less than 5% ownership interest. This investment is structured to provide access to that company's new eight-inch, 0.5 micron wafer fabrication facility beginning in 1996. The Company is also actively pursuing various types of relationships with both its existing foundries and others to provide additional capacity for 1996 and future years.

LEGAL PROCEEDINGS

     The Company was a defendant in two lawsuits brought in Texas by Texas Instruments, Inc. ("TI"), alleging patent infringement, including patent infringement arising from certain plastic encapsulation processes, and seeking an injunction and unspecified damages against the Company. The alleged infringement of one of these patents is also the subject matter of a proceeding brought by TI against the Company before the International Trade Commission ("ITC"). On January 10, 1994, the ITC brought an enforcement proceeding against the Company alleging that the Company had violated the ITC's cease and desist order of February 1992 (as modified in July 1993), which prohibited the Company's importation of certain plastic encapsulated circuits, and seeking substantial penalties against the Company for these alleged violations. If it is determined that the Company has violated the cease and desist order, the ITC could seek to impose penalties of up to $100,000 per day of violation from the date of the cease and desist order (February 1992) or a sum equal to twice the value of the goods determined to be sold in violation of the order. In addition, in June 1992, the Company commenced a lawsuit against TI in Massachusetts alleging certain TI digital signal processors infringed one of the Company's patents.

     Effective April 1, 1995, the Company and TI settled both Texas lawsuits and the Massachusetts lawsuit principally by means of a royalty-free cross license of certain of the Company's and TI's patents. On April 25, 1995, the Company filed with the ITC a motion to terminate the ITC enforcement proceeding on the grounds that further action by the ITC is unnecessary in light of the Company's settlement with TI. On May 8, 1995, an Administrative Law Judge issued a recommended determination to the ITC to grant the Company's motion to terminate the ITC proceeding. The investigative office of the ITC has opposed the motion, claiming that, notwithstanding the Company's settlement with TI, the Company's alleged violation of the ITC's cease and desist order warrants the imposition of substantial penalties. The Company's motion is pending before the ITC.

     The Company is a defendant in a lawsuit brought by Maxim Integrated Products, Inc. ("Maxim") in the United States District Court for the Northern District of California seeking an injunction against, and claiming damages for, alleged antitrust violations and unfair competition in connection with distribution arrangements between the Company and certain distributors. Maxim alleged that certain distributors ceased doing business with Maxim as a result of the distribution arrangements between the distributors and the Company, resulting in improper restrictions to Maxim's access to channels by which it distributes its products. Maxim asserted actual and consequential damages in the amount of $14.1 million and claimed restitution and punitive damages in an unspecified amount. Under applicable law, Maxim would receive three times the amount of any actual damages suffered as a result of any antitrust violation. On September 7, 1994, Maxim's claim was dismissed for lack of evidence. Maxim has appealed this ruling and briefing of the appeal was concluded in March 1995. No hearing on this appeal has yet been scheduled.

     Although the Company believes it should prevail in these matters, the Company is unable to determine their ultimate outcome or estimate the ultimate amount of liability, if any, at this time. An adverse resolution of these matters could have a material adverse effect on the Company's consolidated financial position or on its consolidated results of operations or cash flows in the period in which the matters are resolved.

     In addition, from time to time as a normal incidence of the nature of the Company's business, various claims, charges and litigation are asserted or commenced against the Company arising from or related to contractual matters, patents, personal injury, environmental matters and product liability. Such litigation includes patent infringement actions brought against the Company by Sextant Avionique, S.A. ("Sextant") in Paris, France, which claims that the Company's accelerometer infringes certain Sextant patents and seeks to enjoin such infringement. While the Company is vigorously defending such claims by Sextant, there can be no assurance that the Company will prevail.

                              DESCRIPTION OF NOTES

     The Notes are to be issued under an Indenture, to be dated as of December 18, 1995 (the "Indenture"), between the Company and State Street Bank and Trust Company, as Trustee (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement. The following is a summary of certain provisions of the Indenture. As used in this "Description of Notes," the "Company" refers to Analog Devices, Inc. and does not include its subsidiaries.

GENERAL

     The Notes will be unsecured convertible subordinated obligations of the Company, will be limited to $200,000,000 aggregate principal amount, plus such additional principal amount of Notes, not to exceed $30,000,000, to cover over-allotments in the public offering to which this Prospectus relates, and will mature on December 1, 2000. The Notes will bear interest at the rate per annum shown on the front cover of this Prospectus from December 18, 1995 or from the most recent Interest Payment Date to which interest has been paid or duly provided for, payable semiannually on June 1 and December 1 of each year, commencing on June 1, 1996, to the Person in whose name the Note (or any predecessor Note) is registered at the close of business on the preceding May 15 or November 15, as the case may be. (sec.3.1 and 3.7) Principal of, and premium, if any, and interest on the Notes will be payable at the offices or agencies of the Company in New York, New York or Boston, Massachusetts, and the transfer of Notes will be registrable at the office of the Trustee in Boston, Massachusetts. In addition, payment of interest may, at the option of the Company, be made by check mailed to the address of the person entitled thereto as it appears in the Security Register. (sec.sec.3.1, 3.5 and 10.2)

     The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof. (sec.3.2) No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (sec.3.5)

CONVERSION RIGHTS

     The Holder of any Note will have the right, at the Holder's option, to convert any portion of the principal amount thereof that is an integral multiple of $1,000 into shares of Common Stock at any time after 60 days following the latest date of original issuance thereof and prior to maturity (unless earlier redeemed or repurchased) at the conversion price set forth on the cover page hereof (subject to adjustment as described below). The right to convert a Note called for redemption or delivered for repurchase will terminate at the close of business on the fifth Business Day prior to the Redemption Date for such Note or the second trading day preceding the Repurchase Date, as the case may be. (sec.12.1)

     Any Note (except Notes called for redemption) surrendered for conversion during the period from the close of business on any Regular Record Date to the opening of business of the next succeeding Interest Payment Date must be accompanied by payment of an amount equal to the interest payable on such Interest Payment Date on the principal amount of Notes being surrendered for conversion. In the case of any Note which has been converted after any Regular Record Date but before the next Interest Payment Date, interest, the Stated Maturity of which is due on such Interest Payment Date, shall be payable on such Interest Payment Date notwithstanding such conversion, and such interest shall be paid to the Holder of such Note on such Regular Record Date. As a result, Holders that surrender Notes for conversion on a date that is not an Interest Payment Date will not receive any interest for the period from the Interest Payment Date next preceding the date of conversion to the date of conversion or for any later period, even if the Notes are surrendered after a notice of redemption (except for the payment of interest on Notes called for redemption on a Redemption Date between a Regular Record Date and the Interest Payment Date to which it relates). No fractional shares will be issued upon conversion but, in lieu thereof, an appropriate amount will be paid in cash by the Company based on the market price of Common Stock at the close of business on the day of conversion. (sec.sec.3.7, 12.2 and 12.3)

     The conversion price is subject to adjustment in certain events, including:
(a) dividends (and other distributions) payable in Common Stock on shares of capital stock of the Company, (b) the issuance to all holders of Common Stock of rights, options or warrants entitling them to subscribe for or purchase Common Stock at less than the then current market price (determined as provided in the Indenture) of Common Stock, (c) subdivisions, combinations and reclassifications of Common Stock, (d) distributions to all holders of Common Stock of evidences of indebtedness of the Company, shares of capital stock, cash or assets (including securities, but excluding those dividends, rights, options, warrants and distributions referred to above, dividends and distributions paid exclusively in cash and mergers and consolidations to which the second succeeding paragraph applies), (e) distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in (d) above, or cash distributed upon a merger or consolidation to which the second succeeding paragraph applies) to all holders of Common Stock in an aggregate amount that, combined together with (i) other such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made and (ii) any cash and the fair market value of other consideration payable in respect of any tender offer by the Company or any of its subsidiaries for Common Stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 12.5% of the Company's market capitalization (being the product of the then current market price of the Common Stock and the number of shares of Common Stock then outstanding) on the record date for such distribution, and (f) the successful completion of a tender offer made by the Company or any of its subsidiaries for Common Stock which involves an aggregate consideration that, together with (i) any cash and other consideration payable in a tender offer by the Company or any of its subsidiaries for Common Stock expiring within the 12 months preceding the expiration of such tender offer in respect of which no adjustment has been made and (ii) the aggregate amount of any such all-cash distributions referred to in (e) above to all holders of Common Stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 12.5% of the Company's market capitalization on the expiration of such tender offer. The Company reserves the right to make such reductions in the conversion price in addition to those required in the foregoing provisions as it considers to be advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. No adjustment of the conversion price will be required to be made until the cumulative adjustments amount to 1.0% or more of the conversion price. (sec.12.4)

     Generally, Holders converting Notes into Common Stock will be entitled to receive upon such conversion, in addition to the Common Stock into which the Notes are converted, the associated rights (the "Rights") to purchase shares of Common Stock of the Company, pursuant to the Rights Agreement dated as of January 28, 1988, as amended, between the Company and The First National Bank of Boston, as Rights Agent, as presently constituted or under any similar plan (see "Description of Capital Stock -- Stockholder Rights Plan"). If for any reason converting holders of the Notes are not entitled to receive the Rights that would otherwise be attributable to the shares of Common Stock received upon such conversion or such Rights are not issued to them upon conversion for any reason, then adjustment of the conversion price shall be made under paragraph (b) of the preceding paragraph as if the Rights were then being distributed to the stockholders. If such an adjustment is made and the Rights are later redeemed, invalidated, or terminated, then a corresponding reversing adjustment shall be made to the conversion price, on an equitable basis, to take account of such event. (sec.12.4)

     In case of any consolidation or merger of the Company with or into another Person or any merger of another Person into the Company (other than a merger which does not result in any reclassification, conversion, exchange or cancellation of the Common Stock), or in case of any sale or transfer of all or substantially all of the assets of the Company, each Note then outstanding will, without the consent of any Holder of any Note, become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of Common Stock into which such Note was convertible immediately prior thereto (assuming such holder of Common Stock failed to exercise any rights of election and that such Note was then convertible). (sec.12.11)

     If at any time the Company makes a distribution of property to its stockholders which would be taxable to such stockholders as a dividend for federal income tax purposes (e.g., distributions of evidences of indebtedness or assets of the Company, but generally not stock dividends on Common Stock or rights to subscribe for Common Stock) and, pursuant to the anti-dilution provisions of the Indenture, the number of shares into which Notes are convertible is increased, such increase may be deemed for federal income tax purposes to be the payment of a taxable dividend to Holders of Notes. Holders of Notes could, therefore, have taxable income as a result of an event pursuant to which they receive no cash or property that could be used to pay the related income tax.

SUBORDINATION

     The payment of the principal of, premium, if any, and interest on, and the repurchase of the Notes will be subordinated in right of payment to the extent set forth in the Indenture to the prior payment in full of the principal of (and premium, if any), and interest on all Senior Indebtedness of the Company. Senior Indebtedness includes (a) all indebtedness of the Company, including the principal of and premium, if any, and interest on such indebtedness, whether outstanding currently or hereafter created, (i) for borrowed money, (ii) for money borrowed by others and guaranteed, directly or indirectly, by the Company,
(iii) constituting purchase money indebtedness for the payment of which the Company is directly or contingently liable, (iv) constituting reimbursement obligations under bank letters of credit, (v) under interest rate and currency swaps, caps, floors, collars or similar agreements or arrangements intended to protect the Company against fluctuations in interest or currency rates, (vi) under any lease of any real or personal property, which obligations are capitalized on the Company's books, unless by the terms of the instrument creating or evidencing such indebtedness it is provided that such indebtedness is not superior in right of payment to the Notes or to other indebtedness which is pari passu with, or subordinated to, the Notes, or (vii) all obligations of others of the kind described in the preceding clauses (i), (ii), (iii), (iv),
(v) and (vi) assumed by or guaranteed by the Company, and (b) any modifications, refundings, deferrals, renewals or extensions of any such Senior Indebtedness, or debentures, notes or other evidences of indebtedness issued in exchange for such Senior Indebtedness. (sec.sec.13.1 and 13.2)

     No payment on account of principal, premium, if any, or interest on, or redemption or repurchase of, the Notes may be made by the Company if there is a default in the payment of principal, premium, if any, sinking funds or interest (including a default under any repurchase or redemption obligation) with respect to any Senior Indebtedness or if any other event of default with respect to any Senior Indebtedness, permitting the holders thereof to accelerate the maturity thereof, shall have occurred and shall not have been cured or waived or shall not have ceased to exist after written notice to the Company and the Trustee by any holder of Senior Indebtedness. Upon any acceleration of the principal due on the Notes or payment or distribution of assets of the Company to creditors upon any dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other proceedings, all principal, premium, if any, and interest due on all Senior Indebtedness must be paid in full before the Holders of the Notes are entitled to receive any payment. By reason of such subordination, in the event of insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than the Holders of the Notes, and such subordination may result in a reduction or elimination of payments to the Holders of the Notes. (sec.13.2)

     The Notes will be effectively subordinated to all indebtedness and other liabilities (including trade payables and lease obligations) of the Company's subsidiaries. Any right of the Company to receive any assets of its subsidiaries upon their liquidation or reorganization (and the consequent right of the Holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

     As of July 29, 1995, the principal amount of outstanding Senior Indebtedness was approximately $80.1 million (excluding Senior Indebtedness constituting liabilities of a type not required to be reflected as a liability on the balance sheet of the Company in accordance with generally accepted accounting principles, such as contingent obligations, forward foreign exchange contracts and interest rate swap agreements, which are senior to the Notes). The Company's contingent obligations, at July 29, 1995, included (i) a liability to repay up to $14.8 million of the governmental grants received by the Company in the Republic of Ireland in the unlikely event that the Company should liquidate its Irish operation prior to the commitment periods noted in the grant agreements which expire at various dates through 1999 and (ii) an agreement to assume a promissory note, which was $10.4 million at July 29, 1995, in the event that the lessor of the Company's facility in Norwood, Massachusetts defaults on such note. As of July 29, 1995, there was outstanding approximately $75.1 million of indebtedness and other liabilities of subsidiaries of the Company (excluding (i) intercompany liabilities, (ii) indebtedness included in Senior Indebtedness because it is guaranteed directly or indirectly by the Company and (iii) liabilities of a type not required to be reflected as a liability on the balance sheet of such subsidiaries in accordance with generally accepted accounting principles), as to which the Notes would have been structurally subordinated.

     The Indenture does not limit the Company's ability to incur Senior Indebtedness or any other indebtedness.

OPTIONAL REDEMPTION

     The Notes may not be redeemed at the option of the Company prior to December 1, 1998. Thereafter, the Notes may be redeemed, in whole or in part, at the option of the Company, upon not less than 30 nor more than 60 days' notice by mail.

     The Redemption Prices (expressed as a percentage of principal amount) are as follows for the 12-month period beginning on December 1 of the following years (sec.sec.2.3, 11.1, 11.5, 11.7):

                                                                 REDEMPTION
                                     YEAR                          PRICE
                -----------------------------------------------  ----------
                1998...........................................     101.4%
                1999...........................................     100.7%

in each case together with accrued interest to the Redemption Date.

REPURCHASE AT OPTION OF HOLDERS UPON A CHANGE IN CONTROL

     If a Change in Control (as defined) occurs, each Holder of Notes shall have the right, at the Holder's option, to require the Company to repurchase all of such Holder's Notes, or any portion thereof that is an integral multiple of $1,000, on the date (the "Repurchase Date") that is 45 days after the date of the Company Notice (as defined), at a price equal to 100% of the principal amount of the Notes to be repurchased (the "Repurchase Price"), together with accrued interest to the Repurchase Date. (sec.14.1)

     Within 30 days after the occurrence of a Change in Control, the Company is obligated to mail to all Holders of record of the Notes a notice (the "Company Notice") of the occurrence of such Change in Control and of the repurchase right arising as a result thereof. The Company must deliver a copy of the Company Notice to the Trustee and cause a copy or a summary of such notice to be published in a newspaper of general circulation in the Borough of Manhattan, The City of New York, and the County of Suffolk, The City of Boston. To exercise the repurchase right, a Holder of Notes must deliver on or before the 30th day after the date of the Company Notice irrevocable written notice to the Trustee of the Holder's exercise of such right, together with the Notes with respect to which the right is being exercised, duly endorsed for transfer to the Company. (sec.14.2)

     A Change in Control shall be deemed to have occurred at such time after the original issuance of the Notes as there shall occur:

          (i) the acquisition by any Person (including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act) of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of capital stock of the Company entitling such Person to exercise 50% or more of the total voting power of all shares of capital stock of the Company entitled to vote generally in elections of directors; or

          (ii) any consolidation of the Company with, or merger of the Company into, any other Person, any merger of another Person into the Company, or any sale or transfer of all or substantially all of the assets of the Company to another Person (other than a merger (x) which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of capital stock or (y) which is effected solely to change the jurisdiction of incorporation of the Company and results in a reclassification, conversion or exchange of outstanding shares of Common Stock into solely shares of common stock); or

          (iii) a change in the Board of Directors of the Company in which the individuals who constituted the Board of Directors of the Company at the beginning of the 24-month period immediately preceding such change (together with any other director whose election by the Board of Directors of the Company or whose nomination for election by the stockholders of the Company was approved by a vote of at least a majority of the directors then in office either who were directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the directors then in office;

provided, however, that a Change in Control shall not be deemed to have occurred if either (i) the closing price per share of the Common Stock for any five trading days within the period of ten consecutive trading days ending immediately after the later of the Change in Control or the public announcement of the Change in Control (in the case of a Change in Control under clause (i) above) or ending immediately before the Change in Control (in the case of a Change in Control under clause (ii) above) shall equal or exceed 105% of the conversion price of the Notes in effect on each such trading day, or (ii)(a) all of the consideration (excluding cash payments for fractional shares) in the transaction or transactions constituting the Change in Control consists of shares of common stock traded on a national securities exchange or quoted on the Nasdaq National Market and as a result of such transaction or transactions the Notes become convertible solely into such common stock and (b) after giving effect to such transaction or transactions and for a period of 12 months thereafter, the Notes have a rating equivalent or better than the ratings given to the Notes by Moody's Investors Service, Inc. and Standard & Poor's Corporation (or their successors) in connection with this offering. "Beneficial owner" shall be determined in accordance with Rule 13d-3 promulgated by the Commission under the Exchange Act, as in effect on the date of execution of the Indenture. (sec.14.3)

     The right to require the Company to repurchase Notes as a result of the occurrence of a Change in Control would create an event of default under the Company's revolving credit agreement and could create an event of default under future Senior Indebtedness of the Company. As a result, any repurchase would, absent a waiver, be blocked by the subordination provisions of the Notes. See "Subordination." Failure by the Company to repurchase the Notes when required would result in an Event of Default with respect to the Notes whether or not such repurchase is permitted by the subordination provisions. See "Events of Default."

     Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to Holders of the Notes. The Company will comply with this rule to the extent applicable at that time.

     The foregoing provisions would not necessarily afford Holders of the Notes protection in the event of highly leveraged or other transactions involving the Company that may adversely affect Holders.

MERGERS AND SALES OF ASSETS BY THE COMPANY

     The Company may not consolidate with or merge into any other Person or transfer or lease its properties and assets substantially as an entirety to any Person unless (a) the Person formed by such consolidation or into which the Company is merged or the Person to which the properties and assets of the Company are so transferred or leased shall be a corporation, partnership or trust organized and existing under the laws of the United States, any State thereof or the District of Columbia and shall expressly assume the payment of the principal of (and premium, if any) and interest on the Notes and the performance of the other covenants of the Company under the Indenture, and (b) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing. (sec.8.1)

EVENTS OF DEFAULT

     The following will be Events of Default under the Indenture: (a) failure to pay principal of or premium, if any, on any Note when due, whether or not such payment is prohibited by the subordination provisions of the Indenture; (b) failure to pay any interest on any Note when due, continuing for 30 days, whether or not such payment is prohibited by the subordination provisions of the Indenture; (c) failure to perform any other covenant of the Company in the Indenture, continuing for 60 days after written notice as provided in the Indenture; (d) failure of the Company or any subsidiary to make any payment at maturity in respect of indebtedness, which term as used in the Indenture means obligations (other than non-recourse obligations) of, or guaranteed or assumed by, the Company or any subsidiary for borrowed money ("Indebtedness"), in an amount in excess of $25,000,000 and continuance of such failure for 180 days;
(e) default by the Company or any subsidiary with respect to any Indebtedness, which default results in the acceleration of Indebtedness in an amount in excess of $25,000,000 without such Indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled within 30 days after notice as provided in the Indenture; and, (f) certain events in bankruptcy, insolvency or reorganization. (sec.5.1) Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (sec.6.3) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (sec.5.12)

     If an Event of Default shall occur and be continuing, either the Trustee or the Holders of at least 25% in principal amount of the Outstanding Notes may accelerate the maturity of all Notes; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of Outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture. (sec.5.2) For information as to waiver of defaults, see "Modification and Waiver."

     No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the Holders of at least 25% in aggregate principal amount of the Outstanding Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (sec.5.7) However, such limitations do not apply to a suit instituted by a Holder of a Note for the enforcement of payment of the principal of and premium, if any, or interest on such Note on or after the respective due dates expressed in such Note or of the right to convert such Note in accordance with the Indenture. (sec.5.8)

     The Company will be required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance. (sec.10.7)

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Notes; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Note affected thereby, (a) change the Stated Maturity of the principal of, or any installment of interest on, any Note, (b) reduce the principal amount of, or the premium or interest on, any Note, (c) reduce the amount payable upon an optional redemption or the consideration payable to any Holder converting after a notice of redemption has been given, (d) modify the provisions with respect to the repurchase right of the Holders in a manner adverse to the Holders, (e) change the place or currency of payment of principal of, or premium or interest on, any Note, (f) impair the right to institute suit for the enforcement of any payment on or with respect to any Note, (g) adversely affect the right to convert Notes, (h) modify the subordination provisions in a manner adverse to the Holders of the Notes, (i) reduce the above-stated percentage of Outstanding Notes necessary to modify or amend the Indenture or (j) reduce the percentage of aggregate principal amount of Outstanding Notes necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. (sec.9.2)

     The Holders of a majority in aggregate principal amount of the Outstanding Notes may waive compliance by the Company with certain restrictive provisions of the Indenture. (sec.10.8) The Holders of a majority in aggregate principal amount of the Outstanding Notes may waive any past default under the Indenture, except a default in the payment of principal, premium or interest. (sec.5.13)

SATISFACTION AND DISCHARGE

     The Company may discharge its obligations under the Indenture while Notes remain Outstanding if (i) all Outstanding Notes will become due and payable at their scheduled maturity within one year or (ii) all Outstanding notes are scheduled for redemption within one year, and, in either case, the Company has deposited with the Trustee an amount sufficient to pay and discharge all Outstanding Notes on the date of their scheduled maturity or the scheduled date of redemption. (sec.4.1)

GOVERNING LAW

     The Indenture and the Notes provide that they are to be governed in accordance with the laws of the Commonwealth of Massachusetts. (sec.1.12)

THE TRUSTEE

     The Indenture contains certain limitations on the right of the Trustee, in the event it becomes a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest (as defined), it must eliminate such conflict or resign. (sec.sec.6.8 and 6.13)

     In case an Event of Default shall occur (and shall not be cured), the Trustee will be required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its powers. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the Holders of Notes, unless they shall have offered to the Trustee reasonable security or indemnity. (sec.sec.6.1 and 6.3)

     State Street Bank and Trust Company, the Trustee under the Indenture, is the trustee under the indenture relating to the Company's 6 5/8% Notes due 2000.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 300,000,000 shares of Common Stock, $.16 2/3 par value per share, and 500,000 shares of preferred stock, $1.00 par value per share (the "Preferred Stock").

COMMON STOCK

     As of October 28, 1995, there were 76,354,704 shares of Common Stock outstanding and held of record by approximately 4,474 stockholders.

     Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock. Holders of the Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future. There are no shares of Preferred Stock outstanding.

PREFERRED STOCK

     The Board of Directors of the Company is authorized, subject to certain limitations prescribed by law, without further stockholder approval to issue from time to time up to an aggregate of 500,000 shares of Preferred Stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designation of such series. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change of control of the Company. The Company has no present plans to issue any shares of Preferred Stock.

MASSACHUSETTS LAW AND CERTAIN PROVISIONS OF THE COMPANY'S RESTATED ARTICLES OF ORGANIZATION AND BY-LAWS

     Because the Company has more than 200 stockholders of record, it is subject to Chapter 110F of the Massachusetts General Laws, an anti-takeover law. In general, this statute prohibits a publicly held Massachusetts corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless (i) the interested stockholder obtains the approval of the Board of Directors prior to becoming an interested stockholder, (ii) the interested stockholder acquires 90% of the outstanding voting stock of the corporation (excluding shares held by certain affiliates of the corporation) at the time it becomes an interested stockholder, or (iii) the business combination is approved by both the Board of Directors and the holders of two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder). An "interested stockholder" is a person who, together with affiliates and associates, owns (or at any time within the prior three years did own) 5% or more of the outstanding voting stock of the corporation. A "business combination" includes a merger, a stock or asset sale, and certain other transactions resulting in a financial benefit to the interested stockholders.

     Massachusetts General Laws Chapter 156B, Section 50A generally requires that publicly-held Massachusetts corporation have a classified board of directors consisting of three classes as nearly equal in size as possible, unless the corporation elects to opt out of the statute's coverage. The Company's By-Laws contain provisions which give effect to Section 50A.

     The Company's By-Laws include a provision excluding the Company from the applicability of Massachusetts General Laws Chapter 110D, entitled "Regulation of Control Share Acquisitions". In general, this statute provides that any stockholder of a corporation subject to this statute who acquires 20% or more of the outstanding voting stock of a corporation may not vote such stock unless the stockholders of the corporation so authorize. The Board of Directors may amend the Company's By-Laws at any time to subject the Company to this statute prospectively.

     The Restated Articles of Organization of the Company, as amended (the "Articles of Organization") provide that the directors and officers of the Company shall be indemnified by the Company to the fullest extent authorized by Massachusetts law, as it now exists or may in the future be amended, against all liabilities and expenses incurred in connection with service for or on behalf of the Company. In addition, the Articles of Organization provide that the directors of the Company will not be personally liable for monetary damages to the Company for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to the Company or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors. This provision does not eliminate director liability under Federal securities laws or preclude non-monetary relief under state law.

STOCKHOLDER RIGHTS PLAN

     The Company adopted a Stockholder Rights Plan on January 28, 1988, which was amended on June 14, 1989 (the "Rights Plan"). Pursuant to the Rights Plan, each share of Common Stock has an associated right (a "Right"). Each Right entitles the registered holder to purchase from the Company one share of Common Stock at a purchase price of $40.00 (as adjusted to account for the 50% Common Stock dividend distributed by the Company on January 4, 1995) per share, subject to adjustment (the "Purchase Price").

     The Rights will be exercisable upon the earlier of (i) ten business days following a public announcement that a person or group has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Stock of the Company (an "Acquiring Person"), or (ii) ten business days following the commencement of a tender offer or exchange offer, the consummation of which would result in a person or group owning 30% or more of the outstanding Common Stock (the earlier of such dates being called the "Distribution Date"). Until a Right is exercised, the holder thereof has no rights as a stockholder of the Company. Until the Distribution Date (or earlier redemption or expiration of the Rights), Rights are transferred with and only with the Common Stock.

     In certain circumstances specified in the Rights Plan, including certain circumstances occurring after any person or group becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person, will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the Purchase Price, and in the event that the Company is acquired in a business combination transaction or 50% or more of its assets are sold, each holder of a Right will thereafter have the right to receive upon exercise that number of shares of Common Stock of the acquiring company which at the time of the transaction will have a market value of two times the Purchase Price.

     The Rights have certain anti-takeover effects, in that they would cause substantial dilution to a person or group that attempts to acquire a significant interest in the Company on terms not approved by the Board of Directors. The Board of Directors of the Company may in certain circumstances redeem the Rights in whole at a price of $.0133 per Right, as adjusted.

                                  UNDERWRITING

     The Underwriters named below have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company the respective principal amounts of Notes set forth opposite their names below. The
Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the Notes are subject to certain conditions precedent, and that the Underwriters are committed to purchase all of the Notes if they purchase any of the Notes.

                                                                          PRINCIPAL
       UNDERWRITER                                                         AMOUNT
       -----------                                                       ------------
  Montgomery Securities................................................  $100,000,000
  Goldman, Sachs & Co..................................................  $100,000,000
                                                                         ------------
       Total...........................................................  $200,000,000
                                                                         ============

     The Underwriters have advised the Company that they propose initially to offer the Notes to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected dealers a concession of not more than 1.25% of the principal amount of Notes, and the Underwriters may allow, and such dealers may reallow, a discount of not more than 0.25% of the principal amount of the Notes to other dealers. The public offering price and the concession and discount to dealers may be changed by the Underwriters after the initial public offering of the Notes. The Notes are offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

     The Company has granted the Underwriters an option for 30 days to purchase up to an additional $30,000,000 principal amount of Notes solely to cover over-allotments, if any, at the same price per Note as the initial $200,000,000 principal amount of Notes to be purchased by the Underwriters. To the extent the Underwriters exercise this option, each of the Underwriters will be committed to purchase such additional Notes in approximately the same proportion as set forth in the above table.

     The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

     The Company has agreed that, for a period of 90 days after the date of this Prospectus, it will not issue, offer, sell, grant options to purchase or otherwise dispose of any of the Company's equity securities or any other securities convertible into or exchangeable with its Common Stock or other equity security, except for certain issuances under the Company's stock plans. In addition, Mr. Ray Stata, the Chairman of the Board and Chief Executive Officer of the Company, and Mr. Jerald G. Fishman, the President and Chief Operating Officer of the Company, have each agreed not to publicly sell or dispose of more than 110,000 shares of Common Stock, or any securities convertible into or exercisable for Common Stock, for a period of 30 days after the date of this Prospectus.

     The Notes are a new issue of securities for which there is currently no public market. The Notes have been approved for listing on the New York Stock Exchange, subject to notice of issuance. However, no assurance can be given as to the liquidity of or trading market for the Notes.

                                 LEGAL MATTERS

     The validity of the Notes and the shares of Common Stock issuable upon conversion thereof will be passed upon for the Company by Hale and Dorr, Boston, Massachusetts. Certain legal matters relating to the offering of the Notes will be passed upon for the Underwriters by Ropes & Gray, Boston, Massachusetts. Paul
P. Brountas, a partner of Hale and Dorr, is the Clerk of the Company.

                                    EXPERTS

     The consolidated financial statements of Analog Devices, Inc. appearing in Analog Devices, Inc.'s Annual Report (Form 10-K) for the year ended October 29, 1994 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which includes an explanatory paragraph that describes claims and actions brought against the Company discussed in Note 6 to the consolidated financial statements) included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

===============================================================================
  No dealer, salesman or other person is authorized to give any information or to make any representation in connection with this offering not contained in this Prospectus, and any information or representation not contained herein must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy of any securities other than the Notes or an offer to any person in any jurisdiction where such an offer would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.

                          ----------------------------

                               TABLE OF CONTENTS

                          ----------------------------

                                            Page
                                            -----
Available Information.....................      2
Incorporation of Certain Documents by
  Reference...............................      2
Prospectus Summary........................      3
Risk Factors..............................      6
Use of Proceeds...........................      9
Price Range of Common Stock and Dividend
  Policy..................................      9
Capitalization............................     10
Selected Consolidated Financial Data......     11
Business..................................     13
Description of Notes......................     19
Description of Capital Stock..............     26
Underwriting..............................     28
Legal Matters.............................     28
Experts...................................     28

===============================================================================

===============================================================================

                                  $200,000,000

                            [ANALOG DEVICES LOGO]

                        3 1/2% CONVERTIBLE SUBORDINATED
                                 NOTES DUE 2000
                            ------------------------
                                   PROSPECTUS
                            ------------------------

                             MONTGOMERY SECURITIES

                              GOLDMAN, SACHS & CO.
                               December 12, 1995

===============================================================================